# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001602744

## Reporting persons
- U.S. Venture Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- USVP X Affiliates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Presidio Management Group X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Casey M Tansey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 138,082; shared voting power 0; sole dispositive power 138,082; shared dispositive power 0; aggregate amount beneficially owned 138,082 (0.2% of the class)
  Comment: These shares are held by a trust for the benefit of the Reporting Person. The amount beneficially owned by each Reporting Person is determined based on 57,908,047 shares of Common Stock outstanding as of November 5, 2025 as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) U.S. Venture Partners X, L.P., a Delaware limited partnership, (ii) USVP X Affiliates, L.P., a Delaware limited partnership, (iii) Presidio Management Group X, L.L.C., a Delaware limited liability company and (iv) Casey M. Tansey, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the Reporting Persons). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to the original Schedule 13G. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 1460 El Camino Real, Suite 100, Menlo Park, California 94025.
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- U.S. Venture Partners X, L.P.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (02/17/2026)
- USVP X Affiliates, L.P.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (02/17/2026)
- Presidio Management Group X, L.L.C.: /s/ Dale Holladay, Dale Holladay, Authorized Signatory (02/17/2026)
- Casey M Tansey: /s/ Dale Holladay, Attorney-in-Fact for Casey M. Tansey, Dale Holladay, Attorney-in-Fact (02/17/2026)